October 27, 2005

Michael Pressman
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Concord Milestone Plus, LP, Schedule TO-T filed October 13, 2005 by affiliates of MacKenzie Patterson Fuller, Inc.
SEC File No. 005-81005

Dear Mr. Pressman:

Thank you for your letter dated October 26, 2005 regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

     1. We do not believe the conditions are so broad as to make the Offer illusory or unclear. Nonetheless, we hereby confirm our understanding of the staff's previously stated position that we must promptly advise Unitholders as to how we intend to proceed if we believe an event implicates a condition.

     2. This condition is prefaced by: "a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which" so a purchaser could access such a public record to verify the triggering event. Because it is so limited, this is not an illusory condition, and we again confirm our understanding of the position stated above.

     3. Of course if our determination were challenged and a court ordered us to change it, we would be in violation of that court order if we did not. The point of this statement is that we are the ones who determine whether a condition has been triggered and the tendering unitholders do not. They are of course free to challenge that determination in a court of law if it does not comport with the language of the condition.

Closing paragraphs: While acknowledging the Staff's positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments.

Very Truly Yours,
/s/ Chip Patterson
Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 206